UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Lithia Motors, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

536797103
(CUSIP Number)
Sidney B. DeBoer 150 N. Bartlett Street Medford, Oregon 97501 (541) 776-6401
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 536797103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lithia Holding Company, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Oregon

Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power	2,562,231
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	2,562,231
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,562,231
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	10.03%
14.	Type of Reporting Person (See Instructions) PN, HC

CUSIP No. 536797103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sidney B. DeBoer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power	2,714,076
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	2,714,076
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,714,076
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	10.63%
14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This statement relates to the Class A Common Stock of Lithia Motors, Inc. (the “Issuer”).  The principal executive office of the Issuer is 150 N. Bartlett Street, Medford, Oregon 97501.

Item 2.  Identity and Background

Persons filing this statement:

Lithia Holding Company, L.L.C. is an Oregon limited liability company organized for the sole purpose of holding the Class B Common stock of the Issuer. Its principal place of business is 150 N. Bartlett Street, Medford, Oregon.

Sidney B. DeBoer, Executive Chairman of the Issuer, is a citizen of the United States and his business address is 150 N. Bartlett Street, Medford, Oregon.  Over the past five years, Mr. DeBoer has not been convicted of a crime or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Lithia Holding Company, L.L.C. was organized by the initial shareholders of the Issuer as part of a capital reorganization and the Issuer’s Class B Common stock was issued to Lithia Holding Company, L.L.C. in October, 1996, before the Issuer’s initial public offering. This joint report is being filed to merely to reflect a change in the beneficial ownership of the reporting persons through the conversion of Class B Common stock to Class A Common stock and the sale of the Class A Common stock pursuant to a Rule 10b5-1 trading plan.

Item 4.  Purpose of Transaction

The shares are held for investment purposes only. The reporting persons have no plans, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Lithia Holding Company, L.L.C. beneficially owns all of the outstanding Class B Common stock of the Issuer.  The Class B Common stock is convertible by the holder into Class A Common stock on a 1:1 ratio. On an as-converted basis, Lithia Holding Company, L.L.C. has sole voting and dispositive power over, and beneficially owns, 2,562,231 shares of Class A Common stock which represents 10.03% of the outstanding Class A Common stock.

Mr. Sidney B. DeBoer is the sole manager of Lithia Holding Company, L.L.C. and, therefore, has the sole power to direct the voting or disposition of the Class B Common stock held by Lithia Holding Company, L.L.C.. As a result, Mr. DeBoer, to the exclusion of all other members, is deemed to have beneficial ownership of the Class B Common stock. He also is the beneficial owner of 151,845 shares of Class A Common stock. On an as-converted basis, Mr. DeBoer has the direct and indirect power to direct the voting or disposition of, and therefore beneficially owns, a total of 2,714,076 shares of Class A Common stock, which represents 10.63% of the total outstanding Class A Common stock.

Transactions in the Issuer’s Class A Common stock by Lithia Holding Company, L.L.C. and Mr. DeBoer are described (and incorporated by reference) on the attached Schedule I.  Each of the transactions was previously reported on a Form 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Written agreement authorizing joint filing as required by Section 13d-1(k) of the Securities Exchange Act of 1934.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2013
Date

/s/ SIDNEY B. DeBOER
Signature

Sidney B. DeBoer, Individually and as Manager of Lithia Holding Company, L.L.C.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

The following transactions in the Issuer’s Class A Common stock were effected by Mr. DeBoer during the sixty days preceding April 26, 2013:

Date	Transaction Type	No. of Shares	Price Per Share
3/12/2013	Forfeit to Issuer	6,367	$45.07
3/13/2013	Open market sale	400	$45.36
3/13/2013	Open market sale	2,016	$45.37
3/13/2013	Open market sale	4,000	$45.38
3/13/2013	Open market sale	1,200	$45.44
3/13/2013	Open market sale	1,900	$45.45
3/13/2013	Open market sale	100	$45.46
3/13/2013	Open market sale	100	$45.52
3/13/2013	Open market sale	100	$45.53
3/13/2013	Open market sale	100	$45.57
3/13/2013	Open market sale	1,200	$45.58
3/13/2013	Open market sale	200	$45.59
3/13/2013	Open market sale	5,200	$45.60
3/13/2013	Open market sale	300	$45.63
3/15/2013	Gift	5,000	$0

The following transactions in the Issuer’s Class A Common stock were effected by Lithia Holding Company, L.L.C. during the sixty days preceding April 26, 2013:

Date	Transaction Type	No. of Shares	Price Per Share
3/27/2013	Convert B to A	25,030	$0
3/27/2013	Open market sale	13,870	$47.00
3/27/2013	Open market sale	400	$47.01
3/27/2013	Open market sale	1,300	$47.03
3/27/2013	Open market sale	1,850	$47.04
3/27/2013	Open market sale	3,200	$47.05
3/27/2013	Open market sale	100	$47.06
3/27/2013	Open market sale	800	$47.07
3/27/2013	Open market sale	3,510	$47.10
3/28/2013	Convert B to A	43,978	$0
3/28/2013	Open market sale	1,100	$47.25
3/28/2013	Open market sale	400	$47.26
3/28/2013	Open market sale	1,400	$47.27
3/28/2013	Open market sale	300	$47.28
3/28/2013	Open market sale	100	$47.285
3/28/2013	Open market sale	900	$47.29
3/28/2013	Open market sale	2,800	$47.30
3/28/2013	Open market sale	2,986	$47.31
3/28/2013	Open market sale	2,214	$47.32
3/28/2013	Open market sale	1,700	$47.33
3/28/2013	Open market sale	200	$47.34
3/28/2013	Open market sale	100	$47.345
3/28/2013	Open market sale	6,457	$47.35
3/28/2013	Open market sale	1,600	$47.36
3/28/2013	Open market sale	1,100	$47.365
3/28/2013	Open market sale	694	$47.37
3/28/2013	Open market sale	447	$47.38
3/28/2013	Open market sale	455	$47.39
3/28/2013	Open market sale	47	$47.40

3/28/2013	Open market sale	1,040	$47.50
3/28/2013	Open market sale	300	$47.51
3/28/2013	Open market sale	1,560	$47.52
3/28/2013	Open market sale	400	$47.53
3/28/2013	Open market sale	1,000	$47.54
3/28/2013	Open market sale	1,378	$47.57
3/28/2013	Open market sale	122	$47.58
3/28/2013	Open market sale	661	$47.59
3/28/2013	Open market sale	12,517	$47.60
4/1/2013	Convert B to A	1,222	$0
4/1/2013	Open market sale	727	$47.50
4/1/2013	Open market sale	100	$47.53
4/1/2013	Open market sale	195	$47.55
4/1/2013	Open market sale	100	$47.58
4/1/2013	Open market sale	100	$47.60
4/2/2013	Convert B to A	1,200	$0
4/2/2013	Open market sale	900	$47.50
4/2/2013	Open market sale	100	$47.51
4/2/2013	Open market sale	200	$47.52
4/11/2013	Convert B to A	804	$0
4/11/2013	Open market sale	635	$47.50
4/11/2013	Open market sale	26	$47.51
4/11/2013	Open market sale	143	$47.52
4/24/2013	Convert B to A	5,696	$0
4/24/2013	Open market sale	696	$47.50
4/24/2013	Open market sale	1,100	$47.55
4/24/2013	Open market sale	100	$47.61
4/24/2013	Open market sale	200	$47.63
4/24/2013	Open market sale	200	$47.64
4/24/2013	Open market sale	2,900	$47.75
4/24/2013	Open market sale	100	$48.38
4/24/2013	Open market sale	100	$48.40
4/24/2013	Open market sale	100	$48.41
4/24/2013	Open market sale	100	$48.62
4/24/2013	Open market sale	100	$48.63
4/25/2013	Convert B to A	122,100	$0
4/25/2013	Open market sale	400	$47.93
4/25/2013	Open market sale	500	$47.94
4/25/2013	Open market sale	200	$47.95
4/25/2013	Open market sale	400	$47.96
4/25/2013	Open market sale	600	$47.97
4/25/2013	Open market sale	400	$47.99
4/25/2013	Open market sale	1,200	$48.03
4/25/2013	Open market sale	600	$48.04
4/25/2013	Open market sale	200	$48.05
4/25/2013	Open market sale	10,000	$48.06
4/25/2013	Open market sale	1,716	$48.08
4/25/2013	Open market sale	700	$48.09
4/25/2013	Open market sale	863	$48.10
4/25/2013	Open market sale	391	$48.11
4/25/2013	Open market sale	200	$48.13
4/25/2013	Open market sale	30	$48.14
4/25/2013	Open market sale	1,928	$48.15
4/25/2013	Open market sale	721	$48.16
4/25/2013	Open market sale	400	$48.17
4/25/2013	Open market sale	451	$48.18

4/25/2013	Open market sale	2,450	$48.20
4/25/2013	Open market sale	1,900	$48.21
4/25/2013	Open market sale	600	$48.22
4/25/2013	Open market sale	1,000	$48.225
4/25/2013	Open market sale	550	$48.23
4/25/2013	Open market sale	600	$48.24
4/25/2013	Open market sale	2,551	$48.25
4/25/2013	Open market sale	149	$48.255
4/25/2013	Open market sale	100	$48.26
4/25/2013	Open market sale	200	$48.265
4/25/2013	Open market sale	200	$48.27
4/25/2013	Open market sale	200	$48.275
4/25/2013	Open market sale	200	$48.28
4/25/2013	Open market sale	200	$48.29
4/25/2013	Open market sale	700	$48.30
4/25/2013	Open market sale	100	$48.305
4/25/2013	Open market sale	600	$48.31
4/25/2013	Open market sale	800	$48.315
4/25/2013	Open market sale	300	$48.32
4/25/2013	Open market sale	282	$48.33
4/25/2013	Open market sale	318	$48.34
4/25/2013	Open market sale	2,000	$48.35
4/25/2013	Open market sale	500	$48.36
4/25/2013	Open market sale	100	$48.365
4/25/2013	Open market sale	300	$48.37
4/25/2013	Open market sale	100	$48.375
4/25/2013	Open market sale	800	$48.38
4/25/2013	Open market sale	100	$48.385
4/25/2013	Open market sale	800	$48.39
4/25/2013	Open market sale	950	$48.41
4/25/2013	Open market sale	1,564	$48.42
4/25/2013	Open market sale	100	$48.43
4/25/2013	Open market sale	1,100	$48.44
4/25/2013	Open market sale	1,600	$48.45
4/25/2013	Open market sale	1,486	$48.46
4/25/2013	Open market sale	889	$48.47
4/25/2013	Open market sale	1,011	$48.48
4/25/2013	Open market sale	1,300	$48.49
4/25/2013	Open market sale	2,705	$48.50
4/25/2013	Open market sale	100	$48.502
4/25/2013	Open market sale	2,303	$48.51
4/25/2013	Open market sale	1,148	$48.52
4/25/2013	Open market sale	169	$48.5201
4/25/2013	Open market sale	2,100	$48.53
4/25/2013	Open market sale	100	$48.535
4/25/2013	Open market sale	2,297	$48.54
4/25/2013	Open market sale	2,646	$48.55
4/25/2013	Open market sale	2,849	$48.56
4/25/2013	Open market sale	1,500	$48.565
4/25/2013	Open market sale	2,427	$48.57
4/25/2013	Open market sale	100	$48.575
4/25/2013	Open market sale	2,574	$48.58
4/25/2013	Open market sale	100	$48.585
4/25/2013	Open market sale	1,494	$48.59
4/25/2013	Open market sale	3,768	$48.60
4/25/2013	Open market sale	200	$48.605

4/25/2013	Open market sale	3,000	$48.61
4/25/2013	Open market sale	200	$48.615
4/25/2013	Open market sale	2,330	$48.62
4/25/2013	Open market sale	1,156	$48.63
4/25/2013	Open market sale	9,080	$48.64
4/25/2013	Open market sale	154	$48.65
4/25/2013	Open market sale	200	$48.655
4/25/2013	Open market sale	400	$48.66
4/25/2013	Open market sale	600	$48.67
4/25/2013	Open market sale	232	$48.68
4/25/2013	Open market sale	200	$48.685
4/25/2013	Open market sale	368	$48.69
4/25/2013	Open market sale	5,719	$48.75
4/25/2013	Open market sale	1,000	$48.76
4/25/2013	Open market sale	500	$48.7601
4/25/2013	Open market sale	100	$48.765
4/25/2013	Open market sale	403	$48.77
4/25/2013	Open market sale	800	$48.78
4/25/2013	Open market sale	401	$48.79
4/25/2013	Open market sale	2,641	$48.80
4/25/2013	Open market sale	13	$48.8001
4/25/2013	Open market sale	1,154	$48.81
4/25/2013	Open market sale	1,312	$48.82
4/25/2013	Open market sale	145	$48.8201
4/25/2013	Open market sale	100	$48.825
4/25/2013	Open market sale	2,266	$48.83
4/25/2013	Open market sale	689	$48.84
4/25/2013	Open market sale	200	$48.845
4/25/2013	Open market sale	2,239	$48.85
4/25/2013	Open market sale	100	$48.855
4/25/2013	Open market sale	2,200	$48.86
4/25/2013	Open market sale	349	$48.87
4/25/2013	Open market sale	500	$48.88
4/25/2013	Open market sale	269	$48.89
4/25/2013	Open market sale	1,547	$48.90
4/25/2013	Open market sale	200	$48.91
4/25/2013	Open market sale	100	$48.92
4/25/2013	Open market sale	53	$48.93

Exhibits

AGREEMENT TO FILE JOINT REPORT

Pursuant to Section 13d-3 of the Securities Exchange Act of 1934, the undersigned persons are deemed to be the beneficial owners of the same securities of Lithia Motors, Inc. Therefore, in accordance with Section 13d-1(k)(1), the undersigned agree to jointly file a Schedule 13D reporting their respective beneficial interests.

Lithia Holding Company, L.L.C.

By:	/s/ SIDNEY B. DEBOER
Sidney B. DeBoer, Manager

/s/ SIDNEY B. DEBOER
Sidney B. DeBoer, Individually